Birch Mountain Resources Ltd.
3100, 205 Fifth Avenue S.W.
Calgary, Alberta Canada T2P 2V7

NEWS RELEASE

CALGARY, May 14, 2002 - Birch Mountain Resources Ltd. (BMD:TSX-V and BHMNF:OTC-BB), Mineral Technology Division, has received an interim summary compliance report from Dr. Adrian Mann, Ph.D., MBA, P. Geol., of Ruthrie Enterprises Ltd. ("REL"), Calgary, AB, concerning the third party testing of a customized fire assay method developed by AuRIC Precious Metals, Inc. ("AuRIC"). The verification tests were described in the news releases on January 9, 2002, and March 7, 2002, and are divided into three phases:

  Phase I was a preliminary verification trial done at AuRIC.

  Phase II was a preliminary blind test of several laboratories, using several standards and blanks.

  Phase III is a refereed trial of the method using blindly numbered samples, standards and blanks prepared by REL. All Phase III testing is observed by Mr. Martin Thomas M.Sc., P. Eng., of Lateral Solutions Inc. ("LSI"), Calgary, AB. Phase III is subdivided into two parts: Part 1 was conducted at AuRIC and Part 2 at two independent Canadian laboratories (Parts 2a and 2b). Analytical results are known only to REL until Phase III testing is completed.

The interim summary compliance report concerns results obtained from the Phase III, Part 1 and Part 2a verification tests.

On the basis of the results presented by REL, Birch Mountain concludes that there are reasonable grounds to believe that the customized fire assay method is able to detect gold and other precious metals in the rocks tested. However, additional work is required to determine why the Phase III, Part 2a test results did not match the Phase III, Part 1 results, which met the threshold value set by Birch Mountain within acceptable statistical variation. This additional work will proceed once the Company has completed its previously announced financing.

REL reported the following results and conclusions:

"Results

Phase III Part 1 tests showed:

   precious metals (gold, platinum, palladium) were not detected in the reagent blanks;

   several, but not all, blank samples returned trace amounts of gold;

   precious metal standards reported higher than their recommended values;

   there are sufficient checks and safeguards to preclude erroneous artifact or contamination readings;

  several samples, including chain-of-custody samples, from the mineral properties of Birch Mountain Resources Ltd. met the test criteria for threshold precious metal values within an acceptable statistical variation.

On this basis, REL recommended proceeding with Phase III Part 2 verification testing."

Phase II test results were used to pre-qualify a number of independent Canadian analytical laboratories for Phase III testing. REL's report continues:

"Phase III Part 2[a] assay verification tests, at which there was no employee or agent of AuRIC present, run under strict surveillance by LSI, in the first of two independent laboratories, showed:

  precious metals were not detected in the reagent blanks;

  several, but not all, blank samples returned measurable amounts of gold;

  precious metal standards reported lower than their recommended values;

  the method was essentially the same as that used at the AuRIC facility, with some modification, approved by AuRIC, to accommodate procedures of a commercial assay laboratory;

  there are sufficient checks and safeguards to preclude erroneous artifact or contamination readings;

  total precious metals in the chain-of-custody samples did not meet the threshold value established in the protocol, and the variance of the results for five repeats of each sample exceeded the acceptable range.

It should be noted that the independent test work (Phase III Part 2[a]) did show quantifiable concentrations of gold and platinum in the chain-of-custody samples, albeit markedly lower and more erratic than those obtained in the Phase III Part 1 tests.

Conclusions

These results do not comply with the established criteria of the verification protocol.

However, the incomplete recovery of precious metals, as shown by the low precious metal values for rock standards in Phase III Part 2[a], and the high variance must be explained and remedied in the method before a recommendation can be made either:

1.    to terminate the verification tests or;
2.    to continue the verification tests (in a third laboratory)."

Birch Mountain agrees with the conclusions of REL and intends to proceed with the work necessary to improve recovery of precious metals, as funds permit. Once the necessary funding is in place, it is expected that it will take 4-6 weeks to complete the work necessary to make the decision whether or not to continue the verification tests in a third laboratory.

Birch Mountain's Mineral Exploration and Mineral Technology divisions operate under the direction of Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
Internet Home Page http://www.birchmountain.com

FORWARD-LOOKING STATEMENTS: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.